NYSE: VZLA    TSX: VZLA

FOR IMMEDIATE RELEASE	November 24, 2025

VIZSLA SILVER ANNOUNCES CLOSING OF US$300 MILLION CONVERTIBLE SENIOR NOTES OFFERING

Vancouver, British Columbia (November 24, 2025) - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") today announced the closing of its previously announced offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of US$300 million (the "Offering"), which includes the exercise in full by the initial purchasers of their option to purchase an additional US$50 million of Notes.

Vizsla Silver's President & CEO, Michael Konnert commented, "Vizsla Silver greatly appreciates the strong support from a global institutional investor base for this Offering and is proud to welcome a new group of investors to Vizsla Silver, including many of the world's largest asset managers. In connection with this US-style convertible notes offering, we also entered into cash-settled capped call transactions that are expected generally to compensate (through the payment of cash to the Company) for potential economic dilution upon conversion of the Notes and/or offset any cash payments that the Company could be required to make in excess of the principal amount of any Notes upon conversion thereof, as the case may be, with such compensation and/or offset subject to a cap. While we elected to maintain flexibility for our settlement options at this time, we have the ability to settle all or a portion of our conversion obligation in cash, which allow us to potentially decrease shareholder dilution upon conversion of the Notes. In addition, the Notes' coupon reduces our previously expected debt service obligations during the expected construction and commissioning phase of the Panuco project, and the unsecured, covenant-light structure provides us with greater financial flexibility as we move towards developing Panuco while undertaking an aggressive exploration program across our portfolio.

With an annual coupon of 5.00%, the Notes alone carry an interest rate that is ~50% lower than the annual interest rate on many traditional project financing facilities. The net proceeds from the Offering combined with Vizsla Silver's strong pre-Offering cash position, I believe place the Company in a strong financial position to pursue the development of our Panuco project, continue extensive exploration across our portfolio, and consider future strategic growth opportunities."

Key Features of the Capped Call Convertible Notes

  With the Study phase complete, Vizsla Silver's cash holdings are now ~2x the capital requirement to bring the Panuco project into production and continue district-scale exploration while retaining full flexibility to accommodate any strategic and operational variables.

  The flexibility provided by the terms of the convertible Notes allows Vizsla Silver to move faster with complete control over cash generated by the Panuco project, eliminating project-specific covenants and completion tests that would otherwise limit Vizsla Silver's discretion over the use of project cashflows.

  Vizsla Silver retains the freedom to use project cashflows for share buybacks, dividends, acquisitions, asset sales or other activities to benefit shareholders which were not initially permissible under alternative debt financing terms.

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  The capped call transactions, paired with a cash settlement option, allows Vizsla Silver to effectively raise capital at a higher valuation relative to today's net asset value, reducing dilution while capturing a competitive cost of capital.

  Vizsla Silver immediately draws the full net proceeds rather than the milestone-based tranche drawdowns offered under alterative debt financing terms. Together with the low coupon of 5%, which we expect will initially be offset by interest earned on cash holdings and free of any commitment fees, Vizsla Silver has full control over the deployment of development capital at a lower servicing cost.

Summary of the Offering

  Approximately US$286 million of net proceeds after deducting the initial purchasers' commissions and other fees and expenses. Cantor Fitzgerald & Co. acted as sole book-running manager for the Offering.

  Cash interest coupon of 5.00% per annum, payable semi-annually in arrears on January 15th and July 15th of each year, beginning July 15, 2026.

  The initial conversion rate for the Notes is 171.3062 common shares of Vizsla Silver ("Shares") per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$5.84 per Share (approximately 25% premium to the closing price of the Shares on the NYSE American at the time of pricing on November 19, 2025).

  Vizsla Silver entered into cash-settled call transactions with a strike price equal to the initial conversion price of the Notes of US$5.84 per Share and with a cap price of US$10.5075. The purchase price for the capped call transactions was approximately US$47 million.

  Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Vizsla Silver's election. Additionally, Vizsla Silver has the right to redeem the Notes in certain circumstances and holders will have the right to require Vizsla Silver to repurchase the Notes upon the occurrence of certain events.

  The Notes will mature on January 15, 2031. Any Notes not converted, redeemed or repurchased prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity.

  The Company intends to use the net proceeds from the Offering to support the exploration and development of the Panuco project, potential future acquisitions as well as for general corporate purposes.

Additional information concerning the Notes and the capped call transactions, including illustrative settlement scenarios, may be found on the Investors page of our website at www.vizslasilver.com.  The indenture for the Notes and form of confirmation for the capped call transactions have been or will be filed by the Company under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and it is recommended they be read in their entirety for a fulsome understanding of the Notes and capped call transactions.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this press release.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district scale exploration through low-cost means.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain information contained in this press release constitutes 'forward-looking information' within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Vizsla Silver. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'potential', 'plans', 'expects', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates', or 'believes', or the negatives and/or variations of such words and phrases, or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will' 'be taken', 'occur' or 'be achieved'.

In particular, this press release contains forward-looking information pertaining to the following: statements relating to the Company's expectations with respect to the anticipated use of proceeds of the Offering; expectations regarding the capped call transactions and that the Company will be able to realize on proceeds from such transactions; expectations regarding the settlement of the conversion of the Notes; expectations for the Company's projects, including potential for the development of the Panuco project; expectations regarding the use of project cashflows; and expectations regarding potential exploration and future acquisitions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Vizsla Silver to be materially different from those expressed or implied by such forward-looking statements. Vizsla Silver believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Vizsla Silver's Annual Information Form for the year ended April 30, 2025 under the heading 'Risk Factors' or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Vizsla Silver does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Vizsla Silver's expectations except as otherwise required by applicable legislation.